November 8, 2018

Kelly Sardo
Interim President
CUR Media Inc.
2217 New London Turnpike
South Glastonbury, CT 06073

       Re: CUR Media, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed May 7, 2018
           File No. 000-55346

Dear Ms. Sardo:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K filed May 7, 2018

Business, page 5

1. In your response, tell us more fully about the relationship between the company and
      Holdings. We note your disclosure that Holdings, apparently at its own discretion, has the ability to deny requests by the company for drawdowns against the line of credit, which in turn is based on the funds obtained by Holdings in the Holdings Offerings. Tell us the business reasons for structuring the company's finances in such a way. We note, for example, the disclosure in your second-quarter Form 10-Q that Holdings has given the company no assurance that it will continue to fund requested disbursements on a timely basis, or at all, and that if Holdings does not provide the company with additional funding through the Post-Closing Line of Credit, the company may need to curtail or cease operations.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Kelly Sardo
CUR Media Inc.
November 8, 2018
Page 2

action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Joseph
Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at
(202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameKelly Sardo
                                                           Division of
Corporation Finance
Comapany NameCUR Media Inc.
                                                           Office of
Telecommunications
November 8, 2018 Page 2
cc:       Eric C. Mendelson
FirstName LastName